Exhibit 99.1

Perion’s Momentum Continues, Delivering 16% Revenue Growth
and 54% Increase in Net Income

Company raises Annual Guidance, Reflecting Continued Media Margin Expansion and Strong Growth Drivers

Tel Aviv & New York – May 3, 2023 – Perion Network Ltd. (NASDAQ & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media, and display/video/CTV advertising – today reported its financial results for the first quarter ended March 31, 2023.

Doron Gerstel, Perion’s CEO, stated, “We continue to outperform the adtech industry despite the challenging macro environment, as reflected in our ongoing market share gains and increased efficiencies, which are made possible by our innovative technology. All of these collectively, are driving top-line growth and margin expansion”.

“We are growing in the areas where technology matters most,” added Mr. Gerstel. “These include video – which continues to represent an increasing portion of our display revenue; our fast-growing retail media channel; our privacy-first targeting solution SORT®, and our search advertising solution. The rapid emergence of ChatGPT in the market and Microsoft’s mission to further expand the role of AI within search, has elevated user interest in Bing. As a result, we experienced a 49% year-over-year growth in average daily searches, as well as a lift in new publishers”.

“Our ongoing margin and top-line growth are the result of our ability to consolidate cross channel data signals in a central place – Perion’s iHUB. Advanced proprietary AI technology powers a centralized bidding system that maximizes unit revenue (CPM), while reducing media cost and simultaneously meeting our customer ROAS (Return on Ad Spend) expectations,” added Mr. Gerstel.

First Quarter 2023 Business Highlights

•	Media margin increased to 45%, compared with 43% in the first quarter of 2022

•	Video revenue increased by 26% year-over-year, representing 44% of Display Advertising Revenue compared with 41% last year

o	The number of video platform publishers increased by 63% year-over-year to 75 publishers

o	Revenue from retained video platform publishers increased by 71% year-over-year

o	Average revenue per video platform publisher increased by 22% year-over-year

•	CTV revenue increased by 12% year-over-year, representing 8% of Display Advertising Revenue - similar to last year, with the number of CTV customers nearly doubling

•	Retail Media revenue increased by 60% year-over-year, representing 8% of Display Advertising Revenue compared with 6% last year, with the number of retail media customers up 32% over the same period

•	SORT® spending increased by 93% year-over-year, representing 17% of Display Advertising Revenue, driven by a 142% increase in the number of customers

•	The number of search advertising publishers increased by 29% year-over-year, while the number of average daily searches increased by 49% to 26.3 million over the same period

First Quarter 2023 Financial Highlights(1)

In millions, except per share data	Three months ended
	March 31,
	2023	2022	%
Display Advertising Revenue	$79.9	$68.6	+16%
Search Advertising Revenue	$65.3	$56.7	+15%
Total Revenue	$145.2	$125.3	+16%
Gross Profit (Revenue ex-TAC)	$65.3	$54.3	+20%
GAAP Net Income	$23.8	$15.5	+54%
Non-GAAP Net Income	$29.9	$20.7	+44%
Adjusted EBITDA	$31.3	$22.7	+38%
Adjusted EBITDA to Revenue ex-TAC	48%	42%
Net Cash from Operations	$17.8	$23.6	-25%
GAAP Diluted EPS	$0.48	$0.33	+45%
Non-GAAP Diluted EPS	$0.60	$0.44	+36%

(1) See below reconciliation of GAAP to Non-GAAP measures.

Outlook for 2023

“Given our current visibility, and the sustainability and predictability of our business model, we feel confident in raising annual guidance for the full year 2023. The management transition announced in February is on track and I am confident that Perion will continue to thrive under Tal Jacobson’s leadership,” concluded Mr. Gerstel.

In millions	2022	Prior 2023 Guidance	Current 2023 Guidance	YoY Growth %[1]
Revenue	$640.3	$720-$740	$725-$745	15%[1]
Adjusted EBITDA	$132.4	$149-$153	$155+	17%
Adjusted EBITDA to Revenue	21%	21%[1]	21%[1]
Adjusted EBITDA to Revenue ex-TAC	49%	50%[1]	50%[1]

(1) Calculated at revenue guidance midpoint

Financial Comparison for the First Quarter of 2023

Revenue: Revenue increased by 16% to $145.2 million in the first quarter of 2023 from $125.3 million in the first quarter of 2022. Display Advertising Revenue increased by 16% year-over-year, accounting for 55% of total revenue. Growth was primarily due to a 26% increase in video revenue, 12% increase in CTV revenue, 93% increase in SORT® customer spending and a 60% year-over-year increase in Retail media revenue. Search Advertising Revenue increased by 15% year-over-year, accounting for 45% of revenue, primarily due to a 29% increase in the number of publishers and a 49% increase in average daily searches, offsetting a 22% decrease in RPM.

Traffic Acquisition Costs (“TAC”): TAC amounted to $79.9 million, or 55% of revenue, in the first quarter of 2023, compared with $71.0 million, or 57% of revenue, in the first quarter of 2022. The improvement in media margin was primarily due to our proprietary iHUB technology which optimizes media buying and reduces our media cost, as well as Search and Display advertising product mix.

Net Income: On a GAAP basis, net income increased by 54% to $23.8 million in the first quarter of 2023 from $15.5 million in the first quarter of 2022. Non-GAAP net income was $29.9 million, or 21% of revenue, in the first quarter of 2023, compared with $20.7 million, or 17% of revenue, in the first quarter of 2022. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $31.3 million, or 22% of revenue and 48% of revenue ex-TAC, in the first quarter of 2023, compared with $22.7 million, or 18% of revenue and 42% of revenue ex-TAC, in the first quarter of 2022. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the first quarter of 2023 was $17.8 million, compared with $23.6 million in the first quarter of 2022. Operating cash flow was affected by the shift of approximately $8 million in customer collection from March 2023 to April 2023 and a one-time change in working capital needs.

Cash, cash equivalents, short-term bank deposits and marketable securities: As of March 31, 2023, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $436.3 million, compared with $429.6 million as of December 31, 2022. The $6.7 million increase is primarily a result of $17.8 million in cash from operations, partially offset by $13.3 million cash paid in connection with acquisitions.

Conference Call

Perion management will host a conference call to discuss the results at 8:30 a.m. ET today. Call details:

●	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_Uje6WNcQSpmH5CcsC3x4pg

●	Toll Free: 1-877-407-0779

●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV (connected TV) advertising. These channels are brought together by Perion’s intelligent HUB (iHUB), which integrates Perion’s business assets from both sides of the open Web, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as changes in fair value of earnout contingent consideration. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements. Revenue excluding Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com
Source: Perion Network Ltd

	Three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)

Revenue:
Display Advertising	$79,878	$68,603
Search Advertising	65,272	56,712
Total Revenue	145,150	125,315

Costs and Expenses:
Cost of revenue	7,559	6,613
Traffic acquisition costs and media buy	79,875	70,974
Research and development	8,353	9,033
Selling and marketing	14,955	13,338
General and administrative	6,543	5,666
Depreciation and amortization	3,361	3,185
Total Costs and Expenses	120,646	108,809

Income from Operations	24,504	16,506
Financial income, net	3,428	604
Income before Taxes on income	27,932	17,110
Taxes on income	4,147	1,644
Net Income	$23,785	$15,466

Net Earnings per Share
Basic	$0.51	$0.35
Diluted	$0.48	$0.33

Weighted average number of shares
Basic	46,382,655	44,035,576
Diluted	49,467,671	47,030,727

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$133,440	$176,226
Restricted cash	1,304	1,295
Short-term bank deposits	251,300	253,400
Accounts receivable, net	133,482	160,488
Prepaid expenses and other current assets	13,065	12,049
Marketable Securities	51,583	-
Total Current Assets	584,174	603,458

Long-Term Assets:
Property and equipment, net	3,435	3,611
Operating lease right-of-use assets	9,228	10,130
Goodwill and intangible assets, net	244,226	247,191
Deferred taxes	5,719	5,779
Other assets	44	49
Total Long-Term Assets	262,652	266,760
Total Assets	$846,826	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$131,154	$155,854
Accrued expenses and other liabilities	22,752	37,869
Short-term operating lease liability	3,894	3,900
Deferred revenue	1,914	2,377
Short-term payment obligation related to acquisitions	54,585	34,608
Total Current Liabilities	214,299	234,608

Long-Term Liabilities:
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	6,534	7,580
Other long-term liabilities	13,668	11,783
Total Long-Term Liabilities	20,202	52,476
Total Liabilities	234,501	287,084

Shareholders' equity:
Ordinary shares	403	398
Additional paid-in capital	518,994	513,534
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(641)	(582)
Retained earnings	94,571	70,786
Total Shareholders' Equity	612,325	583,134
Total Liabilities and Shareholders' Equity	$846,826	$870,218

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$23,785	$15,466
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,361	3,185
Stock-based compensation expense	3,402	2,428
Foreign currency translation	(2)	(46)
Accrued interest, net	(4,181)	(542)
Deferred taxes, net	78	(204)
Accrued severance pay, net	1,598	94
Gain from sale of property and equipment	(12)	-
Net changes in operating assets and liabilities	(10,250)	3,173
Net cash provided by operating activities	$17,779	$23,554

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(134)	(252)
Purchase of marketable securities, net of sales	(51,406)	-
Short-term deposits, net	2,100	(32,400)
Cash paid in connection with acquisitions, net of cash acquired	-	(3,400)
Net cash used in investing activities	$(49,440)	$(36,052)

Cash flows from financing activities:
Proceeds from exercise of stock-based compensation	2,063	948
Payments of contingent consideration	(13,256)	-
Net cash provided by (used in) financing activities	$(11,193)	$948

Effect of exchange rate changes on cash and cash equivalents and restricted cash	77	(30)
Net decrease in cash and cash equivalents and restricted cash	(42,777)	(11,580)
Cash and cash equivalents and restricted cash at beginning of period	177,521	105,535
Cash and cash equivalents and restricted cash at end of period	$134,744	$93,955

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2023	2022
	(Unaudited)

GAAP Net Income	$23,785	$15,466
Stock-based compensation	3,402	2,428
Amortization of acquired intangible assets	2,963	2,789
Retention and other related to M&A related expenses	7	551
Foreign exchange gains associated with ASC-842	(116)	(197)
Revaluation of acquisition related contingent consideration	144	132
Taxes on the above items	(285)	(441)
Non-GAAP Net Income	$29,900	$20,728

Non-GAAP Net Income	$29,900	$20,728
Taxes on income	4,432	2,085
Financial income, net	(3,456)	(539)
Depreciation	398	396
Adjusted EBITDA	$31,274	$22,670
Non-GAAP diluted earnings per share	$0.60	$0.44

Shares used in computing non-GAAP diluted earnings per share	49,738,514	47,620,874